SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549
__________

FORM 11-K

(Mark one)
 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2002

OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

New York State Electric & Gas Corporation
  Tax Deferred Savings Plan for Salaried Employees
P.O. Box 3287
Ithaca, New York 14852-3287

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Energy East Corporation
P.O. Box 12904
Albany, New York 12212-2904

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

The New York State Electric & Gas Corporation Tax Deferred Savings Plan for Salaried Employees (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2002 and 2001 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Tax Deferred Savings Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Salaried Employees

By	/s/Richard R. Benson Richard R. Benson Committee Member	June 6, 2003
By	/s/Robert D. Kump Robert D. Kump Committee Member	June 6, 2003
By	/s/Joseph Syta Joseph Syta Committee Member	June 6, 2003

APPENDIX 1

NEW YORK STATE ELECTRIC & GAS CORPORATION
TAX DEFERRED SAVINGS PLAN FOR SALARIED EMPLOYEES

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002
AND REPORT OF THE INDEPENDENT ACCOUNTANTS

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Salaried Employees
Index to Financial Statements and Supplemental Schedule
Report of Independent Accountants	1
Financial Statements: Statements of Net Assets Available for Benefits -- December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits -- Years ended December 31, 2002 and 2001	3
Notes to Financial Statements	4
Supplemental Schedule*: Schedule H, line 4i - Schedule of Assets (Held at End of Year)	8
Consent of Independent Accountants	9

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrative Committee of
New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the York State Electric & Gas Corporation Tax Deferred Savings Plan for Salaried Employees (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
May 16, 2003

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Salaried Employees
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001

Assets:
Investments, at fair value:
Registered Investment Companies	$103,668,456	$127,289,485
Common/Collective Trust	1,628,541	-
Energy East Stock Fund	40,596,293	34,861,285
Participant loans	2,621,803	3,142,597

	148,515,093	165,293,367

Receivables:
Accrued interest income	3,046	-
Due from broker for securities sold	27,572	5,884

	30,618	5,884

Net assets available for benefits	$148,545,711	$165,299,251

See notes to financial statements.

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Salaried Employees
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2002 and 2001

	2002	2001

Additions:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(18,350,261)	$(29,250,075)
Interest and dividends	3,752,586	6,393,369

	(14,597,675)	(22,856,706)

Contributions:
Participant	6,758,230	6,674,708
Employer	902,118	906,790
Transfers from other qualified plans	-	180,260

	7,660,348	7,761,758

Total additions	(6,937,327)	(15,094,948)

Deductions:
Benefits paid to participants	9,648,384	8,654,467
Transfers to other qualified plans	161,782	-
Administrative expenses	6,047	5,894

Total deductions	9,816,213	8,660,361

Net increase (decrease)	(16,753,540)	(23,755,309)
Net assets available for benefits: Beginning of year	165,299,251	189,054,560

End of year	$148,545,711	$165,299,251

See notes to financial statements.

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2002 and 2001

1.   DESCRIPTION OF THE PLAN

The following description of the New York State Electric & Gas Corporation (Company) Tax Deferred Savings Plan for Salaried Employees (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established, effective January 1, 1985, by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering non-union employees of the Company, as well as the salaried employees of Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan provisions. Energy East, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

A salaried employee may become a participant in the Plan as of the first day of any calendar month that commences after the completion of the employee's first 30 days of employment.

Contributions

Contributions to the Plan are allocated to participant accounts.

Participant contributions, with certain exceptions, range from 1% to 50% of the participant's base compensation and may include overtime pay and are subject to limitations stipulated by the Code. As of January 1, 2002, participants age 50 or over by the end of the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2002 was $1,000 and increases by $1,000 a year until the additional contribution reaches a maximum of $5,000 in 2006.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

The Company contributes solely to the Energy East Stock Fund an amount equivalent to 25% of the participant's contributions to any investment option (up to 1.5% of the participant's annual base compensation as of the first day of the year). (See Note 4.)

As of January 1, 2002, the Energy East Stock Fund was converted to an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash. If the participant is at least age 55 with 10 years of service, the participant can transfer NYSEG's matching contribution in the Energy East Stock Fund to other available investment options.

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2002 and 2001

1.   DESCRIPTION OF THE PLAN  (Continued)

Benefit Payments

On termination of service a participant may elect either a lump sum amount equal to the value of the participant's interest in the participant's account, or installments over a period permissible under the Code. Distributions from all investment options, except the Energy East Stock Fund, are made in cash. Distributions from the Energy East Stock Fund are made in either whole shares of Energy East common stock or in cash, as specified by the participant, except as may otherwise be determined by the Plan's administrative committee, and except that the value of any fractional share shall be paid in cash.

Vesting

Participants have full and immediate vesting rights in participant and employer contributions, investment earnings and other amounts allocated to their accounts.

Participant Loans

Participants may, under certain circumstances, borrow against their account balances. The principal amount of the loan is subject to certain limitations as defined in the Plan document. The term of the loan may not exceed five years, and the interest rate will be equal to the prime interest rate listed in the Wall Street Journal on the first business day of the month in which the loan is issued plus 1%. This provides the Plan with a return commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. The loan must be repaid by payroll deductions over the term of the loan. Loan payments are credited to an applicable fund based upon the participant's current elections. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end. Units of common/collective trust funds are valued at the net asset value of units held by the Plan at year end. The Energy East Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2002 and 2001

2.   SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001:
	2002	2001

Putnam Voyager Fund	$29,929,108	$44,443,077
Putnam Fund for Growth and Income	$23,068,461	$30,344,874
Putnam Money Market Fund	$12,185,001	$12,474,841
Putnam U. S. Government Income Trust	$8,632,756	-
Putnam International Growth Fund	$7,501,131	$9,579,503
Energy East Stock Fund	$40,596,293	$34,861,285

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2002 and 2001 as follows:
	2002	2001

Registered Investment Companies	$(23,587,976)	$(28,061,527)
Common/Collective Trust	(452,104)	-
Energy East Stock Fund	5,689,819	(1,188,548)

	$(18,350,261)	$(29,250,075)

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2002 and 2001

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

Company contributions to the Energy East Stock Fund are nonparticipant-directed investments. Information about the net assets at December 31, 2002, and the significant components of the changes in net assets for the year ended December 31, 2002, relating to the nonparticipant-directed investments is as follows:
Net Assets:
Energy East Stock Fund - nonparticipant-directed investments	$16,404,335

Changes in Net Assets:
Net appreciation in fair value	$2,282,281
Interest and dividends	736,670
Employer matching contributions	902,118
Benefits paid to participants	(544,980)

$3,376,089

5.   INCOME TAX STATUS

The Company has received its most recent determination letter from the Internal Revenue Service, dated April 4, 2000, that the Plan qualifies as a tax deferred savings plan under Sections 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

6.   RELATED PARTY TRANSACTION

Certain Plan investments are shares of registered investment companies managed by Putnam Fiduciary Trust Company (Putnam). Putnam is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

7.   ADMINSTRATIVE EXPENSES

Administrative expenses represent certain transaction fees that are paid by the Plan's participants.

8.   ASSET TRANSFERS

Transfers from the Plan of $161,782 in 2002 represent the net rollovers of participant account balances to other qualified defined contribution benefit plans.

Transfers to the Plan of $180,260 in 2001 represent the net rollovers of participant account balances from other qualified defined contribution benefit plans.

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Salaried Employees
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002

	Identity of Issue	Description of Investment	Current Value

	Janus Advisor Balanced Fund	Registered Investment Company	$2,708,933
	Janus Advisor Growth Fund	Registered Investment Company	1,677,068
	PIMCO Total Return Fund	Registered Investment Company	5,508,416
*	Putnam Asset Allocation: Growth Fund	Registered Investment Company	2,852,932
*	Putnam Asset Allocation: Balanced Fund	Registered Investment Company	3,078,670
*	Putnam Asset Allocation: Conservative Fund	Registered Investment Company	1,910,996
*	Putnam OTC & Emerging Growth Fund	Registered Investment Company	4,103,561
*	Putnam International Growth Fund	Registered Investment Company	7,501,131
*	Putnam Fund for Growth and Income	Registered Investment Company	23,068,461
*	Putnam Voyager Fund	Registered Investment Company	29,929,108
*	Putnam Vista Fund	Registered Investment Company	511,423
*	Putnam U.S. Government Income Trust Fund	Registered Investment Company	8,632,756
*	Putnam S&P 500 Index Fund	Common/Collective Trust	1,628,541
*	Putnam Money Market Fund	Registered Investment Company	12,185,001
*	Energy East Corporation Stock	Energy East Stock Fund	40,596,293
	Loan Fund	Participant Loans (5.25% - 10.5%)	2,621,803

	Total assets held at end of year		$148,515,093

*	Party-in-interest

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-16201) of Energy East Corporation of our report dated May 16, 2003 relating to the financial statements and financial statement schedule of the New York State Electric & Gas Corporation Tax Deferred Savings Plan for Salaried Employees, which appear in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 5, 2003